Kirkpatrick & Lockhart Nicholson Graham LLP
                                                 1800 Massachusetts Avenue, N.W,
                                                                       Suite 200
                                                         Washington, D. C. 20036
                                                                    202.778.9000


                                  July 11, 2005

VIA EDGAR
---------
Larry Greene, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         RE: Responses to SEC Comments on Preliminary Proxy Statement of Hillview Investment Trust II (1933 Act File No. 333-34806, 1940 Act File No. 811-09901)

Dear Mr. Greene:

         We are providing responses to your comments provided by telephone on July 5, 2005, regarding the Preliminary Proxy Statement of Hillview Investment Trust II (the "Trust"), on behalf of Hillview Alpha Fund, Hillview International Alpha Fund and REMS Real Estate Value-Opportunity Fund (collectively, the "Funds"), filed with the U.S. Securities and Exchange Commission on June 30, 2005. The Trust's responses to your comments are reflected in the Trust's Definitive Proxy Statement, which the Trust filed on July 11, 2005. Unless otherwise noted, capitalized terms have the meanings ascribed to such terms in the Preliminary Proxy Statement.

         While the Definitive Proxy Statement addressees your comments on the Preliminary Proxy Statement, it also includes certain information omitted from the Preliminary Proxy Statement, as well as minor clarifying and stylistic changes.

         Your comments on the Preliminary Proxy Statement are set forth below in italics, followed by the Trust's responses thereto:

Larry Greene, Esq.
July 11, 2005
Page 2




Proxy Statement
---------------
         1. In the section titled "VOTING INFORMATION--Information about Proxies and the Conduct of the Meeting," state the costs of the proxy solicitation.

                  Item 4(a)(3) of Schedule 14A requires disclosure of the cost or anticipated cost of engaging special employees or paid solicitors in connection with the solicitation of proxies.

                  No special employees or paid solicitors will be engaged to solicit proxies in connection with the Meeting. Thus, we have not included in the Definitive Proxy Statement the cost or anticipated cost of engaging such parties. The Definitive Proxy Statement does provide that proxies will be solicited primarily by mailing the Definitive Proxy Statement and its enclosures, but also may be solicited through further mailings or telephone calls by officers of the Funds or employees of the Manager, none of whom will be compensated by the Trust or the Funds for such activity. Moreover, the Definitive Proxy Statement states that the Manager will pay all of the costs associated with the Meeting, including the costs of preparing and mailing the Proxy Statement and of soliciting proxies. The Definitive Proxy Statement makes clear that none of these costs will be borne by the Funds.

         2. In the section titled "VOTING INFORMATION--Adjournments; Other Business", describe how broker non-votes will be voted with respect to adjournment of the Meeting.

                  The Trust has made the requested change. The Definitive Proxy Statement provides that broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against any adjournment. Thus, broker non-votes have the effect of a vote against adjournment.

         3. In the section titled "THE PROPOSALS", elaborate on the terms of the Trust's Interim Management Contracts with the Manager.


                  The Trust has made the requested change. The Definitive Proxy Statement explains that the terms of the Trust's Interim Management Contracts with the Manager are substantially similar to the Trust's Former Management Contracts, except for minor provisions allowed under Rule 15a-4 under the 1940 Act. The services provided and compensation payable under the Interim Management Contracts are identical to the services provided and compensation payable under the Former Management Contracts.

Larry Greene, Esq.
July 11, 2005
Page 3




         4. In the section titled "THE PROPOSALS--Proposal 1: Approval of New Management Contract for the Hillview Alpha Fund and the Hillview International Alpha Fund-Description of the New Management Contract", explain whether the Manager's voluntary waiver of its management fee for the Hillview Alpha Fund and Hillview International Alpha Fund is currently in effect and is expected to continue in effect under the New Management Contract relating to those Funds.

                  The Trust has made the requested change. The Definitive Proxy Statement provides that the Manager voluntarily has waived its management fees in connection with the Hillview Alpha Fund and the Hillview International Fund since the commencement of operations of the Funds, is currently waiving such fees and would continue to waive its fees relating to those Funds.

         5. In the section titled "Shareholder Proposals at Future Meetings and Availability of Shareholder Reports", state the deadline for shareholders to present proposals at any future shareholder meeting.

                  Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended, states that the submission deadline for shareholder proposals for meetings other than regularly scheduled annual meetings is a reasonable time before the company begins to print and mail its proxy materials relating to the meeting.

                  The Definitive Proxy Statement provides that the Trust does not hold annual or other regular meetings of shareholders; thus, shareholder proposals to be presented at any future meeting of shareholders of the Funds must be received by the Funds in writing a reasonable amount of time before the Trust prints and mails materials for that meeting.

         6. In "Appendix A" provide required information as to holders of 5% or more of each Fund's outstanding voting securities.

                  The Trust has made the requested change. Appendix A to the Definitive Proxy Statement sets for the holders of 5% or more of each Fund's outstanding voting securities, as well as the number of shares of each Fund outstanding and entitled to vote, as of the Record Date.

Proxy Card
----------

         7.       State on whose behalf proxies are being solicited.

                  The Trust has made the requested change. The Proxy Card states that proxies are being solicited on behalf of the Board of Trustees of the Trust on behalf of the Funds.

Larry Greene, Esq.
July 11, 2005
Page 4




         8. Put in bold text the language relating to the discretionary power of a Fund to vote upon such other business as may properly come before the Meeting.

                  The Trust has made the requested change. The language regarding the discretionary power of a Fund to vote upon such other business as may properly come before the Meeting now appears in bold text.


                                      * * *

         Should you have any questions or further comments on these matters, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9209.

                                   Sincerely,

                                   /s/ Marticha L. Cary

                                   Marticha L. Cary



cc:      Arthur J. Brown, Esq.